UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

July 17, 2015

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Code Number:	8411 (TSE 1st Sec.)

Announcement Regarding Issuance of Unsecured Perpetual Subordinated Bonds with Write-down Clause

Mizuho Financial Group, Inc. (the “Company”) hereby announces that the Company has decided to issue unsecured perpetual subordinated bonds with write-down clause as set forth below. The bonds will be qualified as the Company’s Additional Tier1 capital under the current applicable capital adequacy requirements.

Mizuho Financial Group, Inc. first series of unsecured perpetual subordinated bonds with optional-redemption clause and write-down clause for qualified institutional investors only

Method of Offering	Private placements only to qualified institutional investors in Japan

Issue Amount	JPY 300 billion

Denomination	JPY 100 million

Amount to Be Paid	JPY 100 per face value of JPY 100

Redemption Date

None

Provided, however, that the Company may, at its discretion, redeem the bonds on any interest payment date on December 15, 2020 or thereafter (unless the principal amount of the bonds has been written down upon the occurrence of a loss absorption event) or upon the occurrence of a tax event or a capital event.

Interest Rate	From the day immediately following July 24, 2015 until December 15, 2020: 2.75% per annum From the day immediately following December 15, 2020: 6-month euro-yen LIBOR + 2.45%

Interest Payment Dates	June 15 and December 15 of each year

Subscription Period	July 17, 2015

Payment Date	July 24, 2015

Summary of Interest Cancellation Clause

(1) Optional cancellation of interest payments

The Company, at its discretion, may cancel all or part of the interest payments on the bonds when it deems necessary, in which case the Company shall not make any resolutions at its board of directors to pay dividend payments to shareholders as of the immediately preceding record date of dividend payment, etc.

(2) Interest payable amount limitation

The amount of interest payable on any interest payment date on the bonds shall not exceed the Interest Payable Amount and the Company shall not pay any amount of interest on the bonds in excess of the Interest Payable Amount.

The “Interest Payable Amount” will be calculated by dividing the adjusted distributable amount, which will be the distributable amount under the Companies Act as of the interest payment date less the total amount of interest and dividends, etc. of the bonds, the Parity Securities and the Junior Securities paid on any day and following the beginning of the fiscal year in which such interest payment date falls and preceding the interest payment date, on a pro rata basis among the amount of interest payable under each bond and each amount of interest or dividends payable on the same interest payment date under each Parity Security.

The “Parity Securities” are obligation of the Company which effectively rank pari passu as to interest payment with the bonds.

The “Junior Securities” are (a) obligation of the Company which effectively rank junior as to interest payment with the bonds and (b) the existing preferred securities issued by its overseas special purpose subsidiaries.

The amount of interest which have not been paid according to (a) or (b) above shall not be accrued and payment obligation thereof shall be discharged thereafter.

Summary of Write-down Clause

(1) Write-down upon the occurrence of a loss absorption event

When the Company’s consolidated Common Equity Tier1 capital ratio falls below 5.125%, the principal amount of, and the corresponding amount of interest on, the bonds shall be written down to the extent necessary, as determined by the Company in consultation with the Financial Services Agency of Japan and other relevant Japanese governmental organizations, to make the Company’s consolidated Common Equity Tier1 capital ratio exceed 5.125% by write-down or conversion to ordinary shares of all or part of the bonds and its other Additional Tier1 liabilities, etc. on a pro rata basis.

(2) Write-down upon the occurrence of a non-viability event

The principal amount of and interest on the bonds shall be written down to zero when it is confirmed that the “specified item 2 measures (tokutei dai nigou sochi),” which are the measures set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act, need to be applied to the Company.

(3) Write-down upon the occurrence of an insolvency proceedings commencement event

The principal amount of and interest on the bonds shall be written down to zero when it is adjudicated that the Company becomes subject to bankruptcy and other insolvency proceedings.

Summary of Reinstatement Clause

When the principal amount of the bonds have been written down upon the occurrence of a loss absorption event, such principal amount of the bonds shall be reinstated upon the occurrence of a Reinstatement Event to the extent of the amount to be determined by the Company after discussion with the Financial Services Agency of Japan and any other relevant Japanese governmental organizations.

The “Reinstatement Event” occurs when the Company determines that the principal amount of the bonds that have been written-down be reinstated after prior confirmation of the Financial Services Agency of Japan and any other relevant Japanese governmental organizations that the Company’s consolidated Common Equity Tier1 capital ratio remains at a sufficiently high level after giving effect to the relevant reinstatement of the bonds.

Summary of Subordination Clause	The bonds rank, as to the payment of liabilities in our liquidation proceedings (excluding special liquidation proceedings), junior to the general creditors and subordinated creditors of Tier 2 liabilities of the Company, and senior to the Company’s shares and the existing preferred securities issued by its overseas special purpose subsidiaries.

Use of Proceeds	To be provided to the banking subsidiaries as subordinated loan.

Fiscal Agent	Mizuho Bank, Ltd.

Securities Depository	Japan Securities Depository Center, Incorporated

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Division,
Public Relations Department
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to the issuance of unsecured perpetual subordinated bonds with optional-redemption clause and write-down clause for qualified institutional investors only and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.